
Tribel
Social Media Done Right
Over
600,000
Users

INVEST IN **TRIBEL**

Kinder, smarter social media

LEAD INVESTOR

Michael B. Abrahams

I totally align with the mission of Tribel as a social media platform for the good of all. This will bring healthy competition between Tribel and other existing social media platforms like Facebook, X Former Twitter, Instagram, and the new one, Thread. The more the merrier especially for the user community and the healthier the competition. I invested in Tribel to be able to provide alternative platform to X (formerly Twitter) that has become a handle for Hate, extremism, and falsehood.

Invested $10,000 this round

tribel.com Los Angeles CA Technology B2C Mobile Apps

Highlights

1. 🆘 We have safeguards to stop the spread of fake news, hatred, and bigotry.

2. We have a revolutionary, highly unique, fully-customizable newsfeed

3. 🥇Viable competitor to Facebook and Twitter.

4. Over 600,000 users are already using Tribel

5. $0 invested to acquire 600,000 customers. All organic

6. 💥 Positioned to disrupt the explosive social media market — valued at $231 BN

7. 🏆 World-class team with experience scaling companies and with over 1.2 M in audience

8. Afraid of competition, Elon Musk banned our Twitter account.

Our Team



Omar Rivero Founder & CEO

Digital entrepreneur who created one of the largest and most influential Facebook pages in the world -- but realized that Facebook has primitive features that don't provide an optimal user experience for content creators and everyday users.



Mijanur Jewel CTO

Extensive experience and expertise in platform and software development. With a proven

Extensive experience and expertise in platform and software development. With a proven track record of building innovative and high-performing platforms.



Jose Ruiz VP Finance

2 x founder with 1 exit. Techstars. Have helped raise over $30,000,000



Cristopher Reyes Community Manager

Deep understanding of the intricate dynamics that captivate online audiences.



Peter Tapia Content Marketing

Unlocking the secrets to making posts go viral is Peter's expertise, setting the digital landscape ablaze with unstoppable momentum.



Guy Saperstein Board Member

Tech investor & one of the most famous civil rights attorneys in U.S. history

Pitch


Tribel
Social Media
Done Right

Why Tribel?

We are Tribel, a social media platform that connects people with similar interests and passions, empowering them to create and join communities that inspire

and passions, empowering them to create and join communities that inspire positive change in the world.



Vision

Tribel is an innovative social media platform that connects people with similar interests and passions, empowering them to create and join communities that inspire positive change in the world

Problem

Lack of trust and authenticity

Tribel solves the problem of trust and authenticity on social media by providing a platform that prioritizes meaningful connections and conversations over popularity and engagement.

Causes of Social Dissatisfaction

The platform provides a safe and authentic space for users to engage with influencer content that aligns with their interests and values. By prioritizing meaningful connections over popularity and engagement

Vulnerability

Facebook's user satisfaction is dead last among social media platforms at 63%

Solution

Truthfully-Social

Tribel's innovative technology boosts posts that are factual, kind, and intelligent – and suppresses posts that are bigoted, hateful, and fake news. Our technology will identify posts that are being amplified by inorganic activity and dampens their reach.

→

Evolved User Experience

Our user interface takes the best characteristics and features of Facebook, Twitter, and Reddit and combines them in a streamlined, user-friendly, and unique interface

→

Fair Revenue Share

Content creators will be able to earn money by making high-quality, organic posts on Tribel-without having to resort to selling or pushing products

The Proof is in our traction.


OVER
500,000 USERS

Because we deliver an unmatched platform


Tribel


Tribel's Audience
$0 invested to acquire customers. We have grown Tribel to over 500,000 users all organically.
Audience 535,000
Audience 735,000
Audience 200,000

Join us on Wefunder and be a part of Tribel's journey as we continue to thrive, powered by the strength of our dedicated team that has brought us this far.


Team
Executive Team
Content Team


Omar Rivero
Founder
Mijanur Jewel
CTO
Guy Saperstein
Board Member
Jose Ruiz
VP of finance
Brian
Beth
Pablo
John
Lenin
Jesten
Luke
Scott
Chris
Rinky
Yiry
Zakia
Tech Team
Mobarak
Shabuj
Shohaib
Shuvo
Anizur
Bappi
Azhar

The market is experiencing **explosive growth**


Market
The global social media market
$231
Billion

Invest now and score **exclusive perks**

exclusive perks.


$ 25,000
A Tribel investor badge on your profile, a personal call from Tribel Founder Omar Rivero to thank you for believing in Tribel.
$ 50,000
A Tribel investor badge on your profile, a personal call from Tribel Founder Omar Rivero to thank you for believing in Tribel. Free premium features on Tribel for life when we roll them out.
$ 100,000
A Tribel investor badge on your profile, a personal call from Tribel Founder Omar Rivero to thank you for believing in Tribel. Free premium features on Tribel for life when we roll them out. A framed photo of our Tribel team signed by our Founder Omar Rivero with a personal note.

Valuation:

It's worth mentioning that we've been told we could raise at a valuation at least double the listed price for this round given that social media companies with big communities consistently raise at 15-50X their value, but we chose to price this round conservatively.

We chose to do this because the retail investor community is near and dear to us and we hope you see how important this mission is to the Tribel team.

Of course, nothing is guaranteed - but by pricing conservatively, we aim to create meaningful upside for each investor.

We can't wait to have you along for the Tribel journey!


Tribel
Thank You

Contact us to learn more

Omar Rivero
Founder & CEO
Investors@tribel.com

